Cecilia Blye Office of Global Security Risk Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States

2 September 2016

Dear Ms Blye

RBS Holdings NV

Form 20-F for Fiscal Year Ended December 31, 2015

Filed April 29, 2016

File No. 1-14624

Thank you for your letter of 26 August 2016 addressed to Idzard van Eeghen.

We are carefully considering your comments and expect to be able to provide you with our response by 14 October 2016.

Yours sincerely

/s/ Cornelis Visscher

Cornelis Visscher

CFO RBS Holdings NV